

April 23, 2021

<u>Via E-Mail</u>

William F. Hulse
General Counsel and Secretary
MiMedx Group, Inc.
1775 West Oak Commons Court
Marietta, GA 30062

> **Re:** **MiMedx Group, Inc.**
> **PREC14A filed on April 20, 2021**
> **File No. 1-35887**

Dear Mr. Hulse:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filing listed above. We have the following comments. Defined terms used here have the same meaning as in your proxy statement.

Please respond to this letter by revising your proxy statement, by providing the requested information, or by advising us when you will provide the requested response. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your proxy statement and the information you provide in response to these comments, we may have additional comments. Please allow time for staff review of your revised proxy statement.

Preliminary Proxy Statement filed on April 20, 2021

1. Please update the proxy statement to describe the bylaw changes reflected in the Form 8-K filed on April 21, 2021 (one day after the Company's proxy statement was filed) and to provide appropriate context.

2. In the Letter to Shareholders, you reference "two items of business" being proposed by Prescience Point. Please update here and throughout the proxy statement to reflect that Prescience is soliciting proxies on all of the proposals included in the Company's proxy statement.

William F. Hulse, Esq.
MiMedx Group, Inc.
April 23, 2021

Registered Stockholders, page 5

3. Clarify here that shareholders may also register to attend the virtual meeting using the dissident's gold proxy card, not just the Company's white card.

What Constitutes a quorum?, page 8

4. Since the Class B Preferred and the common shares vote together, clarify whether, in determining a quorum, they will be treated separately or as a single class. The disclosure in the first paragraph here seems to indicate they are amalgamated in determining whether a quorum is present but it is not entirely clear.

Background to the Solicitation, page 12

5. We understand that there is a history between Prescience Point and the Company which resulted in both sides entering into a Cooperation Agreement in May 2019. Please modify or further explain your assertion (in the fourth full paragraph on page 12) that "as a result of [the Cooperation Agreement], the Company effectively granted Prescience Point direct or indirect control over up to six Board seats, four of which are held by directors … who continue to serve on the Board and Mr. Wright who continues to serve as the Company's Chief Executive Officer." In this regard, the dissident is currently seeking to replace some of the nominees that you claim are affiliated with it. In addition, it appears that Mr. Wright was appointed CEO of the Company before the Cooperation Agreement.

Director Independence, page 22

6. Summarize the additional independence provisions of the Settlement Agreement to which the Company is subject, referenced at the top of page 23. In addition, expand to briefly explain the context for the Settlement Agreement, here or elsewhere in the proxy statement, where appropriate.

Recoupment of Compensation, page 41

7. Explain the factors that will go into the Company's determination whether to seek recoupment of compensation previously paid to the former Company executives listed on page 42 who have now been indicted by the U.S. Attorney for the Southern District of New York.

William F. Hulse, Esq.
MiMedx Group, Inc.
April 23, 2021

    We remind you that the Company is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please direct any questions to me at (202) 551-3263.


Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions


cc: Lawrence Elbaum, Esq. (via email)